Subordinated Deferrable Notes

Free Writing Prospectus Filed Pursuant to rule 433
Registration No. 333-115248

CFC's Subordinated Deferrable Notes are a long-term funding vehicle that CFC uses to fund its lending programs. They are available through most registered securities brokers to any individual or organization in increments of $25. CFC's outstanding issues are traded on the New York Stock Exchange under the symbols "NRC", "NRN" and "NRU". (This list is subject to change if any of the issues are called or if a new note is issued.)

GUIDELINES
* Cooperatives cannot invest directly with CFC. Through brokers, CFC members can purchase Subordinated Deferrable Notes in either the primary market (new issue) or secondary market.
* If purchasing in the secondary market, the $25 par value of the security is subject to change based on movements in the market interest rates.
* CFC's Subordinated Deferrable Notes have a maturity of up to 49 years and have a five-year non-call provision at par value.
* Interest payments are made on a quarterly basis to the Subordinated Deferrable Notes investor. Interest payments may be deferred, however, for up to 20 consecutive quarters at CFC's discretion.

Subordinated Deferrable Notes

Subordinated Deferrable Notes (Subordinated Deferrable Interest Notes) are a retail security which may be purchased through a registered securities broker and are issued at a $25 par value with maturities of up to 49 years. They currently trade in the secondary market at prices that may be above or below par value. CFC has three issues outstanding which are traded on the New York Stock Exchange under the symbol NRN, NRC and NRU. CFC's Subordinated Deferrable Notes are currently rated "A3" by Moody's Investors Service, Inc., "BBB+" by Standard & Poor's Corporation and "A-" by Fitch Investors Service.

 Interest earned on Subordinated Deferrable Notes investments is paid quarterly. The securities are subordinated to CFC's senior debt and provide an interest rate deferral option to CFC for five years.

Quarterly Income Capital Securities (QUICS)

Quarterly Income Capital Securities (QUICS) are a retail security which may be purchased through a broker and are issued at a $25 par value with maturities of up to 49 years. They currently trade in the secondary market at prices that may be above or below par value. CFC has two QUICS issues outstanding which are traded on the New York Stock Exchange under the symbols NRY and NRS. CFC's QUICS are currently rated "A3" by Moody's Investor Service, Inc., "BBB+" by Standard & Poor's Corporation and "A-" by Fitch Investors Service.

Interest earned on QUICS investments is paid quarterly. The securities are subordinated to CFC's senior debt and provide an interest rate deferral option to CFC for five years.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents NRUCFC has filed with the SEC for more complete information about the issuer and this offering. You can get a free copy of documents by visiting www.nrucfc.coop or at www.sec.gov.